Mail Stop 4561

July 24, 2006

Mr. Mark K. Levenick
Interim Chief Executive Officer
Tidel Technologies Inc.
2900 Wilcrest Drive, Suite 205
Houston, TX 77042

  Re: Tidel Technologies, Inc.
      Revised Preliminary Proxy Statement on Schedule 14A
      Filed on June 12, 2006

Dear Mr. Levenick:

     We have reviewed your response to our letter dated May 4,
2006, as well as the proposed revisions to the disclosure in the above-
cited revised proxy and have the following comments.

Summary, page 1

1. We note your revisions to this section in response to prior
comment 3. In order for shareholders to more clearly understand
the impact of the proposal on their shareholdings, please revise so
that the following information is presented in one place at the very
front of the "Summary" section:
* the information under "The Purchase Price and Cash Adjustment"
subsection on page 1;
* the information under the "Proceeds from the Asset Sale"
subsection
on page 4; and
* the last paragraph on page 5 under the "Effects of the Asset
Sale" subsection that starts "In the event that the Asset Sale is
Approved by the holders of a majority of our outstanding shares..."
You may find it helpful to create a new subsection and subsection
heading for the above information.

2. We note your statement on page 3 that "Simultaneously with
entering into the Asset Purchase Agreement, we also entered into
certain agreements with Laurus, which among other things,
substantially increase the likelihood that the Asset Sale will be
approved." Please clearly disclose how these agreements
"substantially increase the likelihood that the Asset Sale will be
approved." In particular, please disclose that one of the effects
of the agreements is to convert your indebtedness to Laurus into
46.5% of the voting power of the company, such that Laurus and the
Officers and directors of the company holds approximately 51.4% of the
voting power of the company. Additionally, please disclose that the
agreements originally contemplated that you would redeem Laurus`
shares by March 31, 2006 if the Asset Sale had not occurred by

that date. Please disclose that the Asset Sale did not occur by the March 31, 2006 date. Please also disclose that this redemption date has been amended to September 30, 2006, and explain the reason for this amendment to delay the redemption date.

3. We note your response to prior comment 13. You state near the top of page 6 that, "As of the record date, Laurus holds 19,251,000 shares of our common stock...", which would seem to indicate that you have set a record date already. Please fill in the record date at the bottom of page 6.

Proposal 1

Background of the Asset Sale, page 25

4. Please refer to prior comment 25. You state in your response that there was no prior relationship between Stifel, on the one hand, and Laurus or Tidel on the other. You disclose in the proxy relating to the sale of the ATM business that the 2004 Laurus financing "required Tidel to engage Stifel ... to act as financial advisor" in connection the sale of the ATM and cash security businesses. Disclose this relationship and all prior amounts paid to Stifel such as the $180,000 financial services fee paid in connection with the sale of the ATM business.

5. Please refer to prior comment 32. Please include in the section titled "Interests of the Company`s Directors and Executive Officers in the Asset Sale" a discussion of the aggregate payment of up to $400,000 to the two independent directors that negotiated the Asset sale.

6. In addition, we note that while you have included a brief discussion of the interests of members of management in the summary, you have not provided a more detailed discussion of the interests of these persons under Proposal I. Please revise to include a separate and materially complete discussion in an appropriate location under the proposal itself. Ensure that you separately. identify the amounts to be paid to each employee to terminate his employment and include a materially complete discussion of the terms of Mr. Levenick`s termination agreement.

7. Expand the discussion concerning the reduction in the purchase price. Explain the basis for the $2 million reduction in the purchase price. Discuss the negotiations surrounding the acceptance of the reduced price and the company`s rationale for accepting the new price.

Purpose of the Asset Sale, page 49

8. Please refer to prior comment 39. The revised disclosure States that "The independent committee and the board of directors are Aware of the valuations that Capitalink has placed upon the Cash Security business...." Please specifically disclose that Capitalink Indicated an equity value range of between approximately $13.1 million and $16.1 million.

As appropriate, please amend your filing and respond to
These comments within 10 business days or tell us when you will provide
us with a response. You may wish to provide us with marked copies of
the amendment to expedite our review. Please furnish a cover
letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover
letters greatly facilitate our review. Please understand that we
may have additional comments after reviewing your amendment and
responses to our comments.

Please direct any questions you may have to Maryse Mills-
Apenteng at 202-551-3457 or, in her absence, to Anne Nguyen at
202-551-3611. If you need further assistance, please contact the
undersigned at 202-551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

Mr. Mark K. Levenick
Tidel Technologies Inc.
July 24, 2006
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